Filed Pursuant to Rule 433

Registration No. 333-209718

Final Term Sheet

February 13, 2019

U.S.$5,000,000,000

AT&T Inc.

U.S.$3,000,000,000 4.350% GLOBAL NOTES DUE 2029

U.S.$2,000,000,000 4.850% GLOBAL NOTES DUE 2039

ISSUER:	AT&T Inc. (“AT&T”)

TITLE OF SECURITIES:	4.350% Global Notes due 2029 (the “2029 Notes”) 4.850% Global Notes due 2039 (the “2039 Notes” and, together with the 2029 Notes, the “Notes”)

TRADE DATE:	February 13, 2019

SETTLEMENT DATE (T+3):	February 19, 2019

MATURITY DATE:	March 1, 2029, at par, for the 2029 Notes March 1, 2039, at par, for the 2039 Notes

AGGREGATE PRINCIPAL AMOUNT OFFERED:	$3,000,000,000 for the 2029 Notes $2,000,000,000 for the 2039 Notes

PRICE TO PUBLIC (ISSUE PRICE):	99.508% for the 2029 Notes 95.291% for the 2039 Notes

GROSS SPREAD:	0.400% for the 2029 Notes 0.600% for the 2039 Notes

PRICE TO AT&T:	99.108% for the 2029 Notes 94.691% for the 2039 Notes

NET PROCEEDS:	$2,973,240,000 for the 2029 Notes $1,893,820,000 for the 2039 Notes

USE OF PROCEEDS:	Proceeds, together with approximately $2 billion in cash on hand, will be used to redeem or repay approximately $4 billion aggregate principal amount of senior notes issued by AT&T and/or one or more of its subsidiaries and to pay related premiums, accrued interest and fees and expenses associated with such redemption or repayment, and to use the excess proceeds to pay all amounts outstanding under the Tranche A Facility under AT&T’s Term Loan Credit Agreement, dated as of November 15, 2016, with JPMorgan Chase Bank, N.A., as agent.

UNDERWRITERS’ REIMBURSEMENT OF AT&T’S EXPENSES:	Underwriters to reimburse $2,250,000 of AT&T’s expenses.

INTEREST RATE:	4.350% per annum for the 2029 Notes 4.850% per annum for the 2039 Notes

INTEREST PAYMENT DATES:	Semiannually on each March 1 and September 1, commencing on September 1, 2019.

DENOMINATIONS:	Minimum of $2,000 and integral multiples of $1,000 thereafter

OPTIONAL REDEMPTION:	Each series of the Notes may be redeemed at any time prior to the applicable Par Call Date (as set forth in the table below), as a whole or in part, at our option, at any time and from time to time on at least 30 days’, but not more than 60 days’, prior notice at a make-whole call equal to the greater of (i) 100% of the principal amount of the Notes of such series to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest discounted to the redemption date, on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months), at a rate equal to the sum of the Treasury Rate plus a number of basis points equal to the applicable Make-Whole Spread (as set forth in the table below). Each series of the Notes may be redeemed at any time on or after the applicable Par Call Date, as a whole or in part, at our option, at any time and from time to time on at least 30 days’, but not more than 60 days’, prior notice at a redemption price equal to 100% of the principal amount of such series of the Notes to be redeemed. Accrued interest will be payable to the redemption date.

Series	Par Call Date	Make-Whole Spread
2029 Notes	December 1, 2028	30 bps
2039 Notes	September 1, 2038	35 bps

TAX GROSS UP:	Comparable to prior AT&T transactions.

TAX CALL:	Comparable to prior AT&T transactions.

INDENTURE AND RANKING:	The Notes will be issued under an indenture, dated as of May 15, 2013, between AT&T and The Bank of New York Mellon Trust Company, N.A., as trustee. The Notes will be AT&T’s unsecured and unsubordinated obligations and will rank pari passu with all other indebtedness issued under the indenture.

RATINGS:	Moody’s: Baa2 (Stable) S&P: BBB (Stable) Fitch: A- (Stable)

JOINT BOOKRUNNERS:

BNP Paribas Securities Corp., Goldman Sachs & Co LLC, Morgan Stanley & Co. LLC and Wells Fargo Securities, LLC

BBVA Securities Inc., Commerz Markets LLC, Loop Capital Markets LLC, Mizuho Securities USA LLC, MUFG Securities Americas Inc., Santander Investment Securities Inc., SG Americas Securities, LLC and SMBC Nikko Securities America, Inc.

SENIOR CO-MANAGERS:	Academy Securities, Inc., HSBC Securities (USA) Inc., ICBC Standard Bank Plc and Scotia Capital (USA) Inc.

CO-MANAGERS:	C.L. King & Associates, Inc., Cabrera Capital Markets, LLC, CastleOak Securities, L.P., Drexel Hamilton, LLC, MFR Securities, Inc., Samuel A. Ramirez & Company, Inc., Siebert Cisneros Shank & Co., L.L.C. and The Williams Capital Group, L.P.

CUSIP NUMBER:	00206R HJ4 for the 2029 Notes 00206R HK1 for the 2039 Notes

ISIN NUMBER:	US00206RHJ41 for the 2029 Notes US00206RHK14 for the 2039 Notes

REFERENCE DOCUMENT:	Preliminary Prospectus Supplement, dated February 13, 2019; Prospectus, dated February 25, 2016

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING BNP PARIBAS SECURITIES CORP. AT 1-800-854-5674 (TOLL FREE), GOLDMAN SACHS & CO. LLC AT 1-866-471-2526 (TOLL FREE), MORGAN SECURITIES LLC AT (212) 834-4533 (COLLECT) OR MORGAN STANLEY & CO. LLC AT 1-866-718-1649 (TOLL FREE) OR WELLS FARGO SECURITIES, LLC AT 1-800-645-3751 (TOLL FREE).

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM. A SECURITIES RATING IS NOT A RECOMMENDATION TO BUY, SELL OR HOLD SECURITIES AND MAY BE REVISED OR WITHDRAWN AT ANY TIME.